21 August 2002

02 AUG 30 AM 10: 11

Securities and Exchange [redacted]
Division of Corporate Fi[redacted]
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

02049627

SUPPL

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of New Subsidiary in PRC

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated a wholly-owned subsidiary in Shuang Cheng City, Hei Long Jiang province, People's Republic of China, known as ShuangCheng Rimalt Foods Ltd ("SRFL").

SRFL has a registered capital of US$1.8 million and a total investment amount of US$2.5 million. The principal activities of SRFL include manufacturing, processing and distribution of various types of food products, dairy products, snack foods, beverages, wines and other related products.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 19/08/02 to the SGX

23 August 2002

02 AUG 30 AM 10: 11

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Acquisition and Disposal of Shares in Subsidiaries and Associated Companies

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

ACQUISITION AND DISPOSAL OF SHARES IN SUBSIDIARIES AND ASSOCIATED COMPANIES

ACQUISITION OF SHARES IN SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that it has acquired the remaining 10% shares held by Vickers International Limited ("Vickers") in each of the following subsidiaries:

a. Hangzhou Rimalt Foods Ltd ("Hangzhou Rimalt") at a consideration of US$420,000 (being Vickers' initial investment in Hangzhou Rimalt). Hangzhou Rimalt was incorporated in 1997 in the People's Republic of China ("PRC") and its principal activities include the manufacture and distribution of sugar and starch related products and high sugar content processes products and snacks; and

b. Jodrell Limited ("Jodrell") at a consideration of US$5,000 (being Vickers' initial investment in Jodrell). Jodrell, a subsidiary of the Company, was a British Virgin Islands ("BVI") company formed for the purposes of the joint venture between the Company and Vickers to invest in Hangzhou Rimalt.

Hangzhou Rimalt and Jodrell became wholly-owned subsidiaries of the Company following the Company's acquisition of their shares. Jodrell has subsequently been dissolved by the Company.

DISPOSAL OF SHARES IN ASSOCIATED COMPANIES

The Company has disposed of its 40% shareholdings in each of the following associated companies to its joint venture partner, Toong Yeuan International Ltd (Toong Yeuan International):-

a. Hangzhou Toong Yeuan Chemical Ltd ("Hangzhou Toong Yeuan") at a consideration of US$140,000 (being the Company's initial investment in Hangzhou Toong Yeuan). Hangzhou Toong Yeuan was incorporated in 1997 in the PRC and its principal activities include the production of food fragrances, flavouring, additives and related products; and

b. Want Yeuan International Ltd ("Want Yeuan International"), at a consideration of US$20,000 (being the Company's initial investment in Want Yeuan International). Want Yeuan International was a BVI company formed for the purposes of the joint venture between the Company and Toong Yeuan International to invest in Hangzhou Toong Yeuan.

Hangzhou Tong Yeuan and Want Yeuan International ceased to be associated companies of the Company following the Company's disposal of their shares.

DISSOLUTION OF SUBSIDIARY AND ASSOCIATED COMPANY

Following the termination of the Company's joint ventures with Barista Coffee Roasting Co. and Top-Mill Investment Corporation announced previously, the Company has dissolved Judgemount International Ltd ("Judgemount"), a wholly-owned subsidiary of the Company and Worldnet Overseas Ltd ("Worldnet"), a 50% owned associated company of the Company. Judgemount and Worldnet were BVI companies formed for the purposes of the respective joint ventures.

The rationale for the above transactions are to streamline the Group's operation so as to improve management efficiency.

None of the transactions above are expected to have any material impact on the earnings per share or net tangible assets per share of the Company for the year ending 31 December 2002.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 22/08/02 to the SGX